Reaching Patients Through Immunology Innovation 4 Q 2 0 2 4 F I N A N C I A L R E S U L T S C A L L F E B R U A R Y 2 7 , 2 0 2 5

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all- inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third- party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “expand,” “fuel,” “grow,” “plan,” and “reach,” and include statements argenx makes regarding its 2025 strategic priorities, including reaching more patients with VYVGART and its PFS launch, fueling pipeline growth with 10 Phase 3 and 10 Phase 2 studies, and expanding the next wave of innovation through four new molecules in Phase 1 studies; its plans to drive commercial growth by expanding VYVGART use through ongoing registrational studies in seronegative gMG and ocular MG, upcoming global approvals for CIDP, the CIDP switch study, and developing empasiprubart in CIDP; its plans to advance various pipelines through 10 Phase 2 and 10 Phase 3 studies across efgartigimod, empasiprubart and ARGX-119; its plans to advance 4 INDs into Phase 1 studies, including ARGX-213, ARGX-121, ARGX-109, and ARGX-220; its plans to maintain sustainable growth through relentless focus on advancing innovation; its plans to grow its VYVGART leadership in MG; its expectations regarding the increase of the MG Total Addressable Market in the U.S. in 2030 to 60,000 addressable patients; its goal to expand globally through multiple planned CIDP launches in 2025; the advancement of anticipated clinical development, data readouts and regulatory milestones and plans, including its expectation about Saudi Arabia’s decision for VYVGART in gMG in 2025, its expectation about the EU’s decision for VYVGART Hytrulo in CIDP in 2025, its expectations about EU’s decision for VYVGART Hytrulo PFS in CIDP in 2025 and the United States’, Japan’s and China’s decisions for VYVGART Hytrulo PFS in gMG and CIDP in 2025; and the 2030 Vision goal of treating 50,000 patients by 2030. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of argenx’s products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on its business; disruptions caused by its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

Fuel pipeline growth 2025 Strategic Priorities PFS Launch Expand next wave of innovation 4 New Molecules in Phase 1 3 Reach more patients with VYVGART 10 Phase 3s 10 Phase 2s

VYVGART is Setting a New Standard for Patients

MG



Fred, MG Patient

8/10 Response rate[1]

MG-ADL SCORE ≤ 5

54% No/minimal symptoms[1]

MSE = MG-ADL SCORE of 0 or 1

CIDP



Jamilah, CIDP Patient

7/10 Meaningful response[2]

ECI STAGE A

34% Substantial improvement in functional ability[2]

≥2 POINT DECREASE IN INCAT FROM RUN-IN BASELINE

Growth momentum continued

- PFS
Positive CHMP opinion
PDUFA April 10th
- Seronegative gMG and Ocular MG registrational trials
- Global decisions on approvals ahead for CIDP
- CIDP switch study
- Empasiprubart in CIDP

1.ADAPT/ADAPT+ combined real world and clinical data
2.ADHERE clinical data

4

Advancing Our Pipeline

10 Phase 3s and 10 Phase 2s

VYVGART

Registrational studies

- sngMG & oMG
- IMNM, ASyS, DM
- TED
- Sjögren's Disease
- ITP

Proof-of-Concept studies

- LN
- AMR
- SSc
- AIE

Empasiprubart

Registrational studies

- MMN
- CIDP

Proof-of-Concept studies

- DGF
- DM

ARGX-119

Proof-of-Concept studies

- CMS Ph1b
- ALS Ph2a
- SMA PoC

argenx

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4 INDs Advancing into Phase 1

Continued Leadership with Broad Immune System Targets

ARGX-213

FcRn


Fc-ABDEG™
α-albumin
VHH

- Prolonged IgG reduction
- Potential for monthly dosing

ARGX-121

IgA


Fc-ABDEG™

- Rapid, deep IgA reduction
- Enables flexible dosing

ARGX-109

IL-6


NHance®

- Best-in-class potency
- Convenient dosing

ARGX-220

Target Undisclosed



- First-in-class sweeper
- Leverages FcRn biology

argenx

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Product Net Sales: Q4 of $737 million 7 21 0 100 200 300 400 500 600 700 800 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 75 131 173 218 269 329 374 398 478 573 737 China RoW Japan US 7 7 2 14 11 12 1 6 11 12 26 24 31 36 46 49 2 6 8 10 13 15 17 18 20 24 27 21 73 124 159 197 244 280 326 347 407 492 649 $’m Q4 2024: growth of 29% vs Q3 2024 *All growth is operational and excludes the impact of FX (in millions of $) Q4 2024 Q3 2024 QoQ % Growth * US 649 492 32% Japan 27 24 19% RoW 49 46 9% China supply 12 11 14% Total 737 573 29% Total excluding China 725 562 30% (in millions of $) Q4 2024 Q4 2023 Growth % * US 649 326 99% Japan 27 17 66% RoW 49 24 105% China supply 12 7 65% Total 737 374 98% Q4 2024: growth of 98% vs Q4 2023Product Net Sales by Quarter *Net sales growth % excludes the impact of FX.

Q4 2024 Financial Summary

Summary P/L

in million of $	Three months ended December 31		Twelve months ended December 31	
	2024	2023	2024	2023
Product net sales	737	374	2,186	1,191
Collaboration revenue	1	32	4	36
Other operating income	23	11	62	42
Total operating income	761	418	2,252	1,269
Cost of sales	(73)	(39)	(227)	(118)
Research and development expenses	(297)	(306)	(983)	(859)
Selling, general and administrative expenses	(286)	(209)	(1,055)	(712)
Loss from investment in joint venture	(2)	(2)	(8)	(4)
Total operating expenses	(658)	(556)	(2,274)	(1,694)
Operating profit/(loss)	103	(139)	(22)	(425)
Financial income	39	40	158	107
Financial expense	(1)	-	(2)	(1)
Exchange gains/(losses)	(55)	37	(48)	14
Profit/(Loss) for the period before taxes	87	(61)	85	(304)
Income tax benefit/(expense)	688	(38)	748	9
Profit/(Loss) for the period	774	(99)	833	(295)

Cash*

$1.5 billion in cash and cash equivalents and $1.9 billion in current financial assets

Ended Q4 with

cash of $3.4B

*Alternative Performance Measure (APM). Refer to the APM statement.

2025 Financial Guidance

Combined R&D and SG&A expenses

2025 = ~ $2.5B

Relentless Focus on Advancing Innovation and Building Sustainable Growth.

argenx

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Innovation has no value unless it provides meaningful benefit to patients 9

Growing VYVGART Leadership in MG U.S. Addressable MG Patients Total Addressable Market in 2030 Addressable Market at Launch 17K +11K +7K +25K 60K Seronegative Ocular Growth in Biologics Share of Market Path to 60K Addressable Patients Consistent QoQ growth VYVGART has set a high bar 10 Source: argenx market research Evidence generation Label expansion studies PFS decisions on approvals #1 BRANDED BIOLOGIC Driving earlier line adoption

Continued Momentum in CIDP Patients Physicians Payors ~1,000 Patients on Therapy 90% Lives Covered Majority policies favorable 25% New Prescribers Global Expansion Multiple planned launches in 2025 Breadth and depth of prescribersMajority IVIg-experienced 11

Reaching Patients Across the Globe EU • Reimbursement complete in 13 countries • CHMP recommendation for PFS in gMG US • CIDP launched with >1,000 patients on treatment as of end of Q4 Japan • CIDP launched with positive early feedback China • Continued expansion with VYVGART and VYVGART Hytrulo VYVGART Hytrulo is marketed as VYVGART-SC in Europe and VYVDURA® in Japan Australia • Approval for gMG (IV and SC) DECISIONS PENDING FOR 2025 gMG Saudi Arabia DECISIONS PENDING FOR 2025 CIDP Europe DECISIONS PENDING FOR 2025 VYVGART Hytrulo PFS CIDP EU gMG & CIDP US Japan Canada 12

Strong Growth Trajectory to 50K Patients



50K
CMS
DM
CIDP
Sjogren's
Myositis
TED
MMN
oMG
snMG
CIDP
ITP
gMG
Wave 1: TODAY
Wave 2 (2026-2027)
Wave 3 (2028-2030)
VYVGART
Empasiprubart
ARGX-119

argenx
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We are On a Bold Mission Humility Innovation Excellence Co-Creation Empowerment 14

Alternative Performance Measure In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, Cash, cash equivalents and current financial assets. This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most comparable IFRS financial information as set out below. Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve and to be used for meeting its financial obligations. Such non-IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS. A reconciliation of the IFRS financial information to non-IFRS financial information is included below: Cash, cash equivalents and current financial assets totaled $3.4 billion as of December 31, 2024, compared to $3.2 billion as of December 31, 2023. The balance as of year ended December 31, 2024 consists of $1.5 billion in cash and cash equivalents and $1.9 billion in current financial assets. 15